SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 17, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 43.776.517/0001-80

STATE REGISTRY NUMBER (NIRE): 35.3000.1683 -1

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 29, 2016

DATE, TIME AND VENUE: On April 29, 2016, at 11 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo ("Company"), at Rua Costa Carvalho, nº 300, Pinheiros, in the City of São Paulo, State of Sao Paulo, CEP 05429-000.

CALL NOTICE: The Call Notice was published in the "Official Gazette of the State of São Paulo", on: (i) March 30, 2016, (ii) March 31, 2016, and (iii) April 1, 2016, on pages 454, 366 and 94, respectively, and in the newspaper “Valor Econômico”, (i) March 30, 2016, (ii) March 31, 2016, and (iii) April 1, 2016, on pages B3, A10 and C5, respectively.

ATTENDANCE: Shareholders representing 79.45% (seventy-nine point forty-five per cent) of the voting and total capital stock of the Company, as per the records and signatures in the Shareholders’ Attendance Book.

Also attended the meeting: Mr. Jerônimo Antunes, independent Board Member and Coordinator of the Audit Committee, Mr. Roberto Torres, representing the independent auditors Deloitte Touche Tohmatsu, Mr. José Alexandre Pereira de Araújo, member of Sabesp's Fiscal Council, Mr. Rui de Britto Álvares Affonso, Chief Financial Officer and Investor Relations Officer, Mr. Marcelo Miyagui, Head of Accounting, Mr. Mário Azevedo de Arruda Sampaio, Head of Capital Markets and Investor Relations, Mrs. Angela Beatriz Airoldi, Manager of Investor Relations, Mrs. Priscila Costa da Silva and Mr. John Emerson da Silva, Management Analysts of Investor Relations, Mrs. Beatriz Helena de Almeida, Mrs. Silva Lorenzi and Mrs. Ieda Nigro Nunes Chereim, lawyers of the Legal Department.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretary: Marialve de S. Martins.

PUBLICATION: Management's Report and Financial Statements, together with the Fiscal Council's legal opinion, the Independent Auditors' Report and the Summary  Version of the Annual Report of the Audit Committee for the fiscal year ended on December 31, 2015, published in the Official Gazette of the State of São Paulo , Corporate Section 2, pages 02-42, in the edition of March 29, 2016, and in the newspaper Valor Econômico, São Paulo Regional Section, pages E3-E24, in the edition of March 29, 2016. The above documents were also made available to the shareholders at the Company's registered office and at the websites of the Company, of CVM and of BM&FBOVESPA, together with the management's proposal and other relevant documents, as applicable by law.

AGENDA: ANNUAL SHAREHOLDERS’ MEETING:

I. Take the management accounts, examine, discuss and vote on the Company's Financial Statements for the fiscal year ended on December 31, 2015, as follows: Balance Sheet and the related Income Statement, the Comprehensive Income Statement, the Changes in Owner’s Equity, Cash Flow, in Added Value and in Explanatory Notes, together with the Independent Auditors' Report, the Fiscal Council's Legal Opinion and the Audit Committee's Summary Annual Report.

II. Resolve on the allocation of the net income of the 2015 year.

Annual Profit	R$	536,279,394.86
(-) Legal reserve – 5%	R$	26,813,969.74
(-) Minimum Mandatory Dividends	R$	127,366,356.27
(-) Additional Dividends Proposed	R$	22,527,358.00
Accumulated Profits	R$	359,571,710.85

III. Establish the number of members to compose the Board of Directors.

IV. Elect the members of the Board of Directors with term of office until the 2018 Annual Shareholders' Meeting and appoint the Chairman of the Board of Directors.

V. Elect the members of the Fiscal Council with term of office until the 2017 Annual Shareholders' Meeting. VI. Establish the overall compensation for the member of the Board of Directors and the members of the Fiscal Council for the 2016 fiscal year.

EXTRAORDINARY SHAREHOLDERS' MEETING:

I. Rectify the overall compensation for the members of the Board of Directors and of the Fiscal Council for the 2015 financial year, which had been approved at the Extraordinary Shareholders' Meeting of the Company, held on July 21, 2015.

II. Proposal to amend the Company's Bylaws to include three new articles: Article 51, paragraphs: first and second; Article 52, paragraphs: first and second, and Article 53, as follows:

ARTICLE 51 - Is prohibited the election, to the statutory bodies of the company, of people who fall into the causes of ineligibility established in federal law.

First paragraph - The prohibition present in this article's “caput” extends to admissions for positions in commission and to designations for positions of trust.

Second Paragraph - The company will comply with the Article 111-A of the Constitution of the State of São Paulo and the rules laid down in the State Decree No. 57970 from April 12, 2012 and No. 58076 from May 25, 2012, as well as any changes that may be edited.

Article 52 - The investiture of the members of the statutory bodies and the admission of employees by the company are restricted to the presentation of a statement of the goods and values which make up its private equity.

First paragraph - The declaration referred to by the "caput" of this Article shall be updated annually, as well as during the public officer's termination.

Second paragraph - The company will comply with the rules laid down in Article 13 of Federal Law No. 8,429, from June 2, 1992, and the State Decree No. 41,865, from June 16, 1997, as well as any changes that may be edited.

ARTICLE 53 – The Company will comply with the provisions of the Binding Precedent No. 13 and of the State Decree No. 54,376, from May 26, 2009, as well as any changes that may be edited.

CLARIFICATIONS: The matters on the agenda were examined by the State Capital Defense Council Board - CODEC (Conselho de Defesa dos Capitais do Estado), pursuant to the Legal Opinion No. 051/2016 of April 28, 2016, whose voting instructions were presented by the representative of the shareholder Department of Finance.

ANNUAL SHAREHOLDERS’ MEETING

RESOLUTIONS: Submitted to discussion and then to voting, the attending shareholders resolved on the following:

I. To approve, by majority of votes, with 475,697,169 votes cast in favor; 536,073 votes cast against it; and 11,769,436 abstentions, the Management accounts and the Company's Financial Statements for the fiscal year ended on December 31, 2015, as follows: Balance Sheet and the related Income Stament, the Comprehensive Result, the Changes in Owner’s Equity, in Cash Flow, in Added Value  and in Explanatory Notes, together with the Independent Auditors' Report, the Fiscal Council's Legal Opinion and the Audit Committee's Summary Annual Report.

II. To approve, by majority of votes, with 479,564,101 votes cast in favor; 77,347 votes cast against it; and 8,361,230 abstentions, the allocation of the net income of the 2015 fiscal year, amounting to five hundred thirty-six million, two hundred seventy-nine thousand, three hundred ninety-four reais and eighty-six cents (R$536,279,394.86), as follows:

(a)  Allocation of 5% of the net income in the amount of R$26,813,969.74, to the Legal Reserve;

(b)  Ratification of the declaration of interest on own capital approved by the Board of Directors' Meeting held on March 24, 2016, totaling one hundred forty-nine million, eight hundred ninety-three thousand, seven hundred and fourteen reais and twenty-seven cents (R$149,893,714.27), being the amount of R$127,366,356.27, corresponding to 25% of the adjusted net income, computed as Mandatory Minimum Dividends and the amount of R$22,527,358.00 computed as Additional Dividends;

(c)  Allocation of the outstanding balance in the amount of R$359,571,710.85, to the Investment Reserve, as provided for in Article 28, Paragraph 4 of the Company's Bylaws.

The interest on own capital indicated in item (b) above will be paid on June 28, 2016 to those who were holders of the Company's shares on the base date of April 5, 2016.

III. Considering that the presiding board received a request of minority shareholders for the election of one (1) member of the Board of Directors in a separate vote, as provided for in Article 239 of Federal Law 6404/76 ( "Brazilian Corporations Law"), to approve, by majority of votes, with 479,168,224 votes cast in favor; 193,409 votes cast against it; and 8,641,045 abstaining votes, setting the composition of the Board of Directors within six (6) members, being five (5) members elected in majoritarian election and one (1) member elected separately by minority shareholders.

IV. To elect the following members of the Board of Directors to fulfill a term of office until the 2018 Annual Shareholders' Meeting and to appoint the Chairman of the Board of Directors:

a)    Was elected, in a majoritarian election, the coalition consisting of the following candidates, which received 452,737,204 votes cast in favor; 27,053,885 votes cast it; and 7,840,796 abstaining votes,

Mr. BENEDITO PINTO FERREIRA BRAGA JUNIOR, Brazilian citizen, married, civil engineer, Identity Card (RG) No. 3.415.725-6 SSP/SP and Individual Taxpayer's ID (CPF) No. 550.602.698-68, domiciled at Bela Cintra nº 847, 14º andar, Cerqueira Cesar, São Paulo/SP, designated as Chairman of the Board of Directors, pursuant to the second paragraph of Article 8 of the Company's Bylaws;

Mr. JERSON KELMAN, Brazilian citizen, married, civil engineer, Identity Card (RG) No. 59.995.351-2 SSP/SP and Individual Taxpayer's ID (CPF) No. 155.082.937-87, domiciled atRua Costa Carvalho nº 300, Pinheiros, São Paulo/SP under the first paragraph of Article 8 of the Company's Bylaws;

Mr. FRANCISCO VIDAL LUNA, Brazilian citizen, married, economist, Identity Card (RG) No. 3.500.003-x SSP/SP and Individual Taxpayer's ID (CPF) No. 031.950.828-53, domiciled at Rua dos Pinheiros nº 870, 20º andar, Pinheiros, São Paulo/SP;

Mr. JERÔNIMO ANTUNES, Brazilian citizen, married, accountant and business administrator, Identity Card (RG) No. 7.988.834-3 and Individual Taxpayer's ID (CPF) No.901.269.398-53, domiciled at Rua Diogo de Faria nº 775, Vila Clementino, São Paulo/SP;

Mr. REINALDO GUERREIRO, Brazilian citizen, married, accountant, Identity Card (RG) No. 6.156.523-4 SSP/SP and Individual Taxpayer's ID (CPF) No. 503.946.658-72, domiciled at Avenida Prof. Luciano Gualberto nº 908, Cidade Universitária, São Paulo/SP; and

b) Elected in a separate vote, as provided for in Article 239 and Article 141, Paragraph 4, both of the Brazilian Corporations Law, with 7,664,092 votes cast in favor, Mr. LUÍS EDUARDO ALVES DE ASSIS, Brazilian citizen, separated, economist, Identity Card (RG) No. 5.906.923 and Individual Taxpayer's ID (CPF) No.  033.426.558-44, domiciled at Avenida Santo Amaro nº 48, 6º andar, Itaim Bibi, São Paulo/SP.

The board members shall perform their duties in accordance with the Company's Bylaws, with an unified term of office until the 2018 Annual Shareholders' Meeting, subject to the provisions of the head of Article 140 of the Brazilian Corporations Law, and their compensation will be determined in accordance with the guidelines of the State Capital Defense Council - CODEC, pursuant to CODEC's Legal Opinion No. 001/2007, conditioning the receipt of the compensation to the compliance with CODEC's Legal Opinion No 116/2004, and also entitled to a “pro rata temporis” bonus mentioned on CODEC's Legal Opinion No. 057/2003 and Article 4 of CODEC's Resolution 01/91. Furthermore, the members of the Board of Director may be entitled to an eventual premium, pursuant to CODEC's Legal Opinion 150/2005. The investiture in the position as members of the Board of Directors shall comply with the requirements and procedures in the Bylaws, in the Brazilian Corporations Law and in other statutory requirements, including the submission of the Statement of Assets, which must comply with the applicable state regulation, and the signing of the Instrument of Investiture, drawn up in proper book, the Clearance Certificate and the Statement of Consent provided for in the New Market Listing Rules of São Paulo's Stock Exchange. And, in accordance with item 4.3, Section IV of the Listing Rules of Novo Mercado of BM&FBOVESPA, it is clarified that Mr. Francisco Vidal Luna, Mr. Jerônimo Antunes, Mr. Reinaldo Guerreiro and Mr. Luís Eduardo Alves de Assis are considered independent board members.

V. To elect the following sitting and alternate members of the Fiscal Council to fulfill a term of office until the 2017 Annual Shareholders' Meeting:

a)    Was elected, in a majoritarian election, the coalition consisting of the following candidates, which received 459,230,515 votes cast in favor; 19,056,641 votes cast it; and 9,344,729 abstaining votes,

Sitting Members: Mr. HUMBERTO MACEDO PUCCINELLI, Brazilian citizen, divorced, economist, Identity Card (RG) No. 9.211.361-8 SSP/SP, Individual Taxpayer's ID (CPF) No. 022.759.188-76, domiciled at Av. Rangel Pestana, 300, 6º andar, Centro, São Paulo/SP; Mr. JOALDIR REYNALDO MACHADO, Brazilian citizen, married, economist, Identity Card (RG) No. 4.116.666-8 SSP/SP, Individual Taxpayer's ID (CPF) No. 430.403.148-15, domiciled at Rua Bela Cintra, 847, 14º andar, Cerqueira Cesar, São Paulo/SP; Mr. JOSÉ ALEXANDRE PEREIRA DE ARAÚJO, Brazilian citizen, married, business administrator, Identity Card (RG) No.  21.586.420-7 SSP/SP and Individual Taxpayer's ID (CPF) No. 102.435.868-25, domiciled at Av. Morumbi, 4500, 1º andar, Morumbi, São Paulo/SP; Mr. RUI BRASIL ASSIS, Brazilian citizen, married, civil engineer, Identity Card (RG) No. 6.355.316-8 SSP/SP, Individual Taxpayer's ID (CPF) No. 923.245.258-87, domiciled at Rua Bela Cintra, 847, 1º andar, Cerqueira Cesar, São Paulo/SP; and

Alternate Members, respectively, Mr. TOMÁS BRUGINSKI DE PAULA, Brazilian citizen, single, economist, Identity Card (RG) No. 1.554.630-1 SSP/PR,  Individual Taxpayer's ID (CPF) No. 092.553.068-98, domiciled at Av. Rangel Pestana, 300, 5º andar, Centro, São Paulo/SP; Mr. JOSÉ RUBENS GOZZO PEREIRA, Brazilian citizen, married, economist, Identity Card (RG) No. 4.610.935-3 SSP/SP, Individual Taxpayer's ID (CPF) No. 309.106.178-72, domiciled at Av. Rangel Pestana, 300, Centro, São Paulo/SP; Mr. ENIO MARRANO LOPES, Brazilian citizen, married, business administrator, Identity Card (RG) No. 8.385.865-9 SSP/SP, Individual Taxpayer's ID (CPF) No. 021.526.678-16, domiciled at Alameda Santos, 1165, 9º andar, Cerqueira Cesar, São Paulo/SP; Mrs. SANDRA MARIA GIANNELLA, Brazilian citizen, married, economist and business administrator, Identity Card (RG) No.  8.539.613-8 SSP/SP, Individual Taxpayer's ID (CPF) No. 901.639.078-20, domiciled at Rua Bela Cintra, 847, Cerqueira Cesar, São Paulo/SP; e

b)    Were elected in a separate vote, as provided for in Article 240 of the Brazilian Corporations Law, with 2,036,564 votes cast in favor, Mr. MASSAO FABIO OYA, Brazilian citizen, married, accountant, Identity Card (RG) No. 34.872.970-4 SSP/SP and Individual Taxpayer's ID (CPF) No.  297.396.878-06, domiciled at Rua Particular s/nº, Condomínio Chácara Bela Vista, Vila Machado, Mairiporã/S, as a sitting member, and Mrs. MARIA ELVIRA LOPES GIMENEZ, Brazilian citizen, divorced, economist, Identity Card (RG) No. 19.114.234-7 SSP/SPand Individual Taxpayer's ID (CPF) No. 136.012.018-10, domiciled at Particular s/nº, Condomínio Chácara Bela Vista, Vila Machado, Mairiporã/SP, as his alternate member.

The Members of the Fiscal Council elected will fulfill a term of office until the 2017 Annual Shareholders' Meeting and, if the sitting member is not able to attend a meeting, the respective alternate member must be convened to attend the meeting. The members of the Fiscal Council will receive a monthly compensation corresponding to 20% (twenty percent) of the monthly compensation of the member of the Company's Board of Directors, conditioning the receipt of the compensation to their attendance in at least one meeting per month. The investiture in the position as members of the Fiscal Council shall comply with the requirements and procedures in the Bylaws, in the Brazilian Corporations Law and in other statutory requirements, including the submission of the Statement of Assets, which must comply with the applicable state regulation, and the signing of the Instrument of Investiture, drawn up in proper book, the Clearance Certificate and the Statement of Consent provided for in the New Market Listing Rules of São Paulo's Stock Exchange.

VI. To approve, by majority of votes, with 459,324,139 votes cast in favor; 21,117,969 votes cast against it; and 7,557,555 abstaining votes, the annual compensation for the members of the Board of Directors and of the Fiscal Council for the 2016 financial year, set in the maximum amount of five million, two thousand, two hundred and six reais and two centavos (R$5,002,206.02) comprising the corresponding individual fixed monthly compensation in the amount of twenty thousand five hundred and ninety reais (R$20,590.00) for the Directors; the amount of six thousand one hundred and seventy-seven reais (R$6,177.00) for the members of the Board of Directors,  the amount of R$10,086.49 for the members of the Audit Committee and four thousand one hundred and eighteen reais (R$4,118.00) for the members of the Fiscal Council, and other benefits, in addition to the corresponding charges, pursuant to CODEC's guidelines in force and considering the current composition of the statutory bodies.

EXTRAORDINARY SHAREHOLDERS' MEETING:

RESOLUTIONS: Submitted to discussion and then to voting, the attending shareholders resolved on the following:

I. To approve, by majority of votes, with 507,945,323 votes cast in favor; 996,146 votes cast against it; and 16,192,665 abstaining votes, the rectification of the overall compensation for the members of the Board of Directors and of the Fiscal Council for the 2015 financial year, which had been approved at the Extraordinary Shareholders' Meeting of the Company, held on July 21, 2015, totaling four million, five hundred thirty-six thousand, thirty-four reais and eighty-nine cents (R$4,536,034.89), and with the rectified value of that overall compensation for the 2015 fiscal year totaling four million, five hundred ninety-eight thousand, seven hundred and sixteen reais and eighty six cents (R$4,598,716.86), representing a difference of R$62,681.97 in the compensation amount previously approved, due to the change in the compensation of the Directors-Employees, as they received an increase based on the percentage of the 8.29% collective bargaining, while the estimate which used to establish the overall amount was of 6.65% .

II. To approve, by majority of votes, with 514,937,860 votes cast in favor; 1,051,708 votes cast against it; and 9,144,566 abstaining votes, to amend the Company's Bylaws, to include Article 51, first and second paragraphs; Article 52, first and second paragraphs, and Article 53, therefore the Consolidated Bylaws will read as follows:

CHAPTER I

NAME, TERM, HEADQUARTERS, JURISDICTION AND PURPOSE

ARTICLE 1 - The joint stock company called Companhia de Saneamento Básico do Estado de São Paulo – SABESP is an integral part of the indirect management of the State of São Paulo, being ruled by these Bylaws, by Federal Law 6,404/76 and other applicable legal provisions.

Paragraph 1 – With the company’s listing on the Novo Mercado special segment of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), the company, its shareholders, managers and members of the Fiscal Council are subject to the provisions of the Novo Mercado Listing Rules of BM&FBOVESPA (“Novo Mercado Rules”).

Paragraph 2 – The provisions of the Novo Mercado Listing Rules shall prevail over bylaws provisions, in case of any damage to the recipients' rights in the public tender offers provided for herein.

Paragraph 3 - The Company shall exist for an indefinite term.

Paragraph 4 - The Company’s headquarters are located at Rua Costa Carvalho, 300, in the capital of the state of São Paulo.

Paragraph 5 – Whenever necessary to achieve the corporate purpose and in view of its operation area, the Company may open, institute, maintain, transfer or close down branches, facilities, agencies, offices, main branches, representation or yet designate representatives, in respect to the legal provisions and regulations.

ARTICLE 2 –  The Company’s main corporate purpose is to render basic sanitation services in view of its universal service in the state of São Paulo, without losing long-term financial sustainability, comprising the following activities: water supply, sanitary sewage, drainage and handling of urban rain water, urban cleaning and handling of solid waste, in addition to other related activities, including the planning, operation and maintenance of production systems, storage, preservation and trading of energy, to itself or third parties and trading of services, products, benefits and rights that, direct or indirectly, result from its assets, projects and activities, and it may also  operate as a subsidiary anywhere in the country or abroad providing the services mentioned above.

Sole Paragraph – In order to carry out the corporate purpose, the Company may constitute wholly-owned subsidiaries, have a stake in investment funds and enter into a joint venture with, by any mean, other public or private corporations, including upon the acquisition of consortium or subscription of a minority or majority installment of the capital stock.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 – The capital stock is ten billion reais (R$10.000,000,000.00), fully subscribed and paid-up, divided in six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine (683,509,869) exclusively one-class common shares, all registered, book-entry and with no par value.

Paragraph 1 – Regardless of a statutory amendment, the capital stock may be increased up to the limit of fifteen billion reais (R$15,000,000,000.00), upon resolution of the Board of Directors and authorization of the Fiscal Council.

Paragraph 2 – The issuance of founder’s shares and preferred shares are forbidden.

Paragraph 3 – The Company may directly charge the shareholder the cost for the share transferring service, in view of the maximum limits established by the legislation in force, as well as authorize the very collection per trustee in charge of the maintenance of book-entry shares.

ARTICLE 4 – Each common share is entitled to one vote at the Shareholders’ General Meeting’s resolutions.

CHAPTER III

SHAREHOLDERS’ GENERAL MEETING

ARTICLE 5 – The Shareholders’ General Meeting shall be called, instated and shall resolve, pursuant to the law, on all matters of the Company’s interest.

Paragraph 1 – The Shareholders’ General Meeting shall also be called by the Chairman of the Board of Directors or by the majority of acting board members.

Paragraph 2 – The Shareholders’ General Meeting shall be chaired by the Chairman of the Board of Directors or, in case of absence, by any other attending member; the Board of Director’s Chairman is responsible for appointing the member who shall replace him at presiding the Shareholders’ General Meeting.

Paragraph 3 – The chairman of the general meeting will choose, among the attendees, one or more secretaries, being allowed the use of own advisement in the company.

Paragraph 4 – The minutes of the general meeting shall be drawn up in the summary format, as provided for in article 130, paragraph 1, of Law 6,404/76.

Paragraph 5 – All documents to be analyzed or discussed at the general meeting must be available to the shareholders at the Company’s headquarters and at the  BM&FBOVESPA as from the publishing date of the first call.

Paragraph 6 – The proof of the conditions of shareholder may occur at any moment until the start of the general meeting, by means of the presentation of the identity document, the receipt issued by the depositary financial institution of the book-entry shares informing the respective number and, in the event of constitution of an attorney-in-fact, of the competent power of attorney with the notarized signature and granted for less than one year.

CHAPTER IV

MANAGEMENT

ARTICLE 6 – The Company may be managed by the Board of Directors or by the Executive board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 7 – The board of directors is the joint resolution committee responsible for the superior guidance of the company.

Members, investiture and term of office

ARTICLE 8 – The Board of Directors shall be composed of a minimum of five (5) and maximum of fifteen (15) members, elected and removed from office by the General Meeting, all with a two (2)-year unified term of office as from the election date. Reelection is allowed.

Paragraph 1 – The Company’s CEO shall integrate the board of directors, upon election of the general meeting.

Paragraph 2 – It will be incumbent upon the general meeting electing the board of directors to establish the total number of positions to be filled, within the maximum limited provided for in these Bylaws, and to appoint its chairman, who may not be the company’s CEO elected as board member.

Paragraph 3 – At least twenty percent (20%) of the board of directors’ members shall be independent, as per Novo Mercado Rules, being also considered an independent board member the one elected by minority shareholders, pursuant to  Article 141, Paragraphs 4 and 5 and Article 239 of Law 6,404/76.

Paragraph 4 – When the application of the minimum percentage referred to in the previous paragraph result in a fraction number of board members, such number shall be rounded to the immediately higher number, when the fraction is equal to or greater than zero point five (0.5), or immediately lower number, when the fraction is lower than zero point five (0.5).

Paragraph 5 – The condition of independent board of directors’ member shall be expressly stated at the minutes of the Shareholders’ General Meeting that elect him.

ARTICLE 9 – The participation of a representative of the employees in the Company’s Board of Directors, with the same term of office as the other Members, is ensured.

Paragraph 1 – The representative member of the employees shall be chosen by the employees’ votes, in a direct election organized by the unions that represent them, with the collaboration of the Company whenever requested.

Paragraph 2 – The internal regulation of the board of directors may set forth the eligibility requirements and other conditions for the exercise of the representative of employees position.

ARTICLE 10 – The investiture in the position of board of directors member is subject to the execution of the Instrument of Commitment before the State, by means of the Conselho de Defesa dos Capitais do Estado (“CODEC”), State Council for the Protection of the Capital of the State, for purposes of article 118, paragraphs 8 and 9, of Law 6,404/76.

Sole paragraph – The provisions in this article do not apply to the board of directors’ member who represents employees, to that elected by minority shareholders and to that, notwithstanding elected by the State, is considered independent pursuant to these bylaws or the specific legislation.

Vacancy and Replacements

ARTICLE 11 – In the event of vacancy in any position of board of directors’ member before the end of the term of office, the general meeting shall be called to elect the substitute, who shall complete the term of office of the replaced person.

Operation

ARTICLE 12 – The board of directors will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever necessary to the company’s interests.

Paragraph 1 – The board of directors’ meetings shall be called by its chairman, or by the majority of acting members, upon writing or electronic correspondence to all board members and also to the State, by means of the CODEC, in, at least, ten (10) days in advance and the agenda shall be pointed.

Paragraph 2 – The chairman of the board of directors shall supervise so that the board members individually receive, with the due antecedence in relation to the date of the meeting, the documentation with the necessary information to allow the discussion and resolution of the agenda, including, when the case may be, the proposal of the executive board and the manifestation of technical and legal character.

Paragraph 3 – The board of directors’ meetings shall be instated upon the attendance of the majority of its acting members, being the Chairman incumbent of presiding the activities or, in his absence, another board member appointed by him.

Paragraph 4 – In the event of urgency, the chairman of the board of directors may call the extraordinary meeting with any antecedence, and the meeting is allowed to be held by means of teleconference, videoconference or other qualified means of will manifestation of the absent board member, whose vote will be considered valid for all effects, without adverse effects to the subsequent drawing up and execution of the respective minutes.

Paragraph 5 – The Board of Directors shall resolve by majority of votes of the attending members, prevailing, in case of tie, the proposal that counts on the vote of the board member presiding the activities.

Paragraph 6 – The meetings of the board of directors will have as secretary whoever their chairman appoints and all resolutions will be recorded in minutes drawn up and registered in the company’s records, and a copy of them must be submitted to the State, by means of the CODEC, within five (5) days counted from their approval.

Paragraph 7 – The extract of the minutes shall be filed in the trade board and published, whenever it has resolutions destined to produce effects before third parties.

Duties

ARTICLE 13 – In addition to the duties set forth by the Law, the Board of Directors is also responsible for:

I.	to approve the strategic planning with the action guidelines, result targets and performance evaluation indexes;
II.	to approve annual and multi-year programs, with indication of the respective projects;
III.	to approve the budget of expenditures and investment of the company, with indication of the sources and uses of funds;
IV.	to supervise the execution of the plans, programs, projects and budgets;
V.	to define goals and priorities of public policies compatible with the company’s operation area and its corporate purpose;
VI.	to resolve on the policy of prices and tariffs of goods and services rendered by the company, respecting the regulatory framework of the respective sector.
VII.	to authorize, the opening, installation and extinguishment of branches, facilities, agencies, mains branches, offices and representations;
VIII.	resolve on the capital stock increase within the limit authorized by these bylaws, establishing the respective subscription and payment conditions;
IX.	to establish the maximum indebtedness limit of the company;
X.	resolve on the issuance of common debentures non-convertible into shares and without real security and, the other types of debentures, on the conditions mentioned in paragraph 1 of article 59 of Law 6,404/76;
XI.	to resolve on the declaration of interest on own capital or distribution of dividends due to the result for the current year, for the year ended or profit reserve, without adverse effects to the subsequent ratification of the general meeting;

XII.	to resolve on the personnel policy, including the determination of the staff, plan of positions and salaries, general collective negotiation conditions, opening of a selective process to fill positions vacant and Profit Sharing Program;
XIII.	to previously authorize the execution of any legal businesses when the amount involved exceeds seventy million reais (R$70,000,000.00), including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities;
XIV.	to authorize the incorporation of a wholly-owned subsidiary or the interest in the capital of other companies, except the competence of the general meeting provided for in article 256 of Law 6,404/76;
XV.	to approve the hiring of civil liability insurance in favor of the members of the statutory bodies, employees, agents and mandatories of the company;
XVI.	to grant licenses to officers, in compliance with the pertinent regulation;
XVII.	to approve its internal regulation and the internal regulation of the executive board and of the audit committee;
XVIII.	to authorize the company to acquire its own shares, in compliance with the legislation in force and previously listening to the fiscal council;
XIX.	to previously express itself about any proposal of the board of executive officer or issues to be submitted to the general meeting;
XX.	to call the examination of any issues comprised in the competence of the executive board and issue a binding guidance on it;
XXI.	to determine the guidance to be followed by the representative of the company at the general meetings of the companies in which it holds an interest;
XXII.	to evaluate the main risks of the company and verify the efficiency of the management and control procedures.
XXIII.	to express favorably or contrary to any public offer for the acquisition of shares aiming the Company's shares through substantiated opinion, released within fifteen (15) days as of the publication of the call notice for the public offer, which shall include, at least, (i) the convenience and the appropriateness of the public offer as to the interest of group of shareholders and in relation to the liquidity of their securities; (ii) the repercussions of the public offer over the company’s interests; (iii) the strategic plans revealed by offeror in relation to the company; (iv) other issues the Board of Directors deems relevant, as well as the information required by CVM's applicable rules.
XXIV.	to define a three-name list of companies specialized in institutions and/or companies economic valuation to prepare a valuation report on the Company’s shares, in cases of public offer for the company’s deregistering as a publicly-held company or its delisting from Novo Mercado.

CHAPTER VI

EXECUTIVE BOARD

Members and term

ARTICLE 14 – The Executive Board shall be composed of six (6) members, all with a two (2)-year unified term of office, reelection is allowed.

Paragraph 1 – The CEO is responsible for:

                I.     representing the Company, as plaintiff or defendant, in or out of court, and may initial summons and notifications, pursuant to article 18 of these bylaws;

II.	call and preside the executive board’s meetings;
III.	coordinate the executive board’s activities;
IV.	issue acts and resolutions that are related to or resulting from the executive board’s resolutions;
V.	coordinate the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the shareholders’ general meeting, board of directors and joint executive board;
VI.	coordinate the activities of other executive officers;
VII.	preside over the Regulatory Affairs Committee;
VIII.	coordinate, evaluate and control duties related to:
	a)	CEO office;
	b)	integrated planning, corporate management and structuring;
	c)	communication;
	d)	regulatory matters;
	e)	auditing; and
	f)	ombudsman.

Paragraph 2 – The Corporate Management Officer is responsible for:

               I.        marketing;

             II.        Human resources, quality and social responsibility;

           III.        information technology;

            IV.        property;

              V.        legal affairs;

            VI.        supplies and contracts; and

          VII.        new business.

Paragraph 3 – The Chief Financial Officer and Investor Relations Officer shall be responsible for:

             I.        planning, raising and allocating financial resources;

           II.        control department;

          III.        accounting;

          IV.        investor relations;

            V.        operations in the capital markets and other financial operations;

          VI.        indebtedness control;

         VII.        corporate governance.

       VIII.        costs and tariffs;

          IX.        being a member of the Regulatory Affairs Committee and implement the guidelines defined by the Committee, supported by Regulatory Affairs Oversight Board.

Paragraph 4 – The Technology, Enterprises and Environment Officer shall be responsible for:

             I.        environment;

           II.        research, innovation, technological and operational development;

          III.        quality control of water and sewage products;

          IV.        special investment  program; and

            V.        special projects.

Paragraph 5 – The Metropolitan Officer, in the metropolitan area of São Paulo, and the Regional Systems Officer, in the other areas of company operation in the State of São Paulo shall be responsible for:

             I.        operation, maintenance and execution of Works and services in the system of water Supply, sewage collection and treatment, including in wholesale;

           II.        commercial relations and customer service;

          III.        control of the economic-financial and operational performance of its business units;

          IV.        being a member of the Regulatory Affairs Committee and implement the guidelines defined by the Committee, supported by Regulatory Affairs Oversight Board.

            V.        advisement to autonomous municipalities of water supply and sanitary sewage systems;

          VI.        negotiation of concessions with holders of services; and

         VII.        negotiation with the community and city halls, aiming at aligning the interests of its clients and of the company.

Vacancy and Replacements

ARTICLE 15 – In the absences or temporary impediments of any officer, the CEO shall appoint another member of the executive board to cumulate the functions.

Sole paragraph – In his absences and temporary impediments, the CEO will be replaced by the officer appointed by him and, if there is no appointment, by the officer responsible for the financial area.

Operation

ARTICLE 16 – The executive board will meet, on an ordinary basis, at least twice a month and, on an extraordinary basis, by call of the CEO or of other two officers.

Paragraph 1 – The meetings of the joint executive board will be instated with the attendance of at least half of the acting officers, considering approved the matter with the agreement of the majority of the attendees; in the event of a tie, the proposal with the vote of the CEO will prevail.

Paragraph 2 – The resolutions of the executive board will be recorded in minutes drawn up in the company’s records and signed by all attendees.

Paragraph 3 – The CEO may, in the call for the meeting, allow the participation of the officers by telephone, videoconference, or other means of communication which may ensure the effective participation and the authenticity of their vote; the officer who virtually participates in the meeting will be considered present and his vote will be valid for all legal effects, without adverse effects to the subsequent drawing up and signature of the respective minutes.

Duties

ARTICLE 17 – In addition to the duties set forth by Law, it is incumbent upon the joint executive board:

             I.        to prepare and submit to the approval of the board of directors:

a)     the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-year programs;

b)     the strategic plan, targets and indexes, as well as the respective multi-year plans and annual programs of expenditures and investments of the company with the respective projects;

c)     the company’s budget, with the indication of the sources and uses of funds, as well as their changes;

d)     the evaluation of the performance result of the company’s activities;

e)     quarterly reports of the company jointly with the financial statements;

f)      annually, the management report together with the balance sheets and other financial statements and respective notes, with the report of independent auditors and of the fiscal council and the proposal of allocation of the income for the year;

g)     interim balance sheets, quarterly;

h)     proposal of capital increase and of amendment to the bylaws, listening to the fiscal council, when the case may be;

i)       proposal of the personnel policy;

j)       the internal regulation of the executive board;

           II.        approve:

a)     the technical-economic evaluation criteria for investment projects, with the respective responsibility delegation plans for their execution and implementation;

b)     the plan of accounts;

c)      the company’s annual insurance plan;

d)     residually, within the statutory limits, everything related to the company’s activities which is not of private competence of the CEO, of the board of directors or of the general meeting;

e)     other company’s regulations, which are not of the private competence of the board of directors;

          III.        to authorize, respecting the limits and guidelines established by the Law and by the board of directors, acts of resignation or judicial or extrajudicial transaction, to end litigations or holdovers, establishing amount limits for the delegation of the practice of these acts by the CEO or any other officer;

          IV.        to previously authorize the execution of any legal businesses when the amount involved exceeds ten million reais (R$10,000,000.00), without adverse effects to the competence attributed by the bylaws to the board of directors, including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities.

Sole paragraph – The internal regulation of the executive board may show in details the individual attributions of each officer, as well as to subject the practice of certain acts comprised in the specific competence areas to the previous authorization of the joint executive board.

Representation of the company

ARTICLE 18 – The company bound before third parties (i) by the signature of two officers, one necessarily the CEO or the officer responsible for the financial area; (ii) by the signature of an officer and one attorney-in-fact, according to the powers in the respective power of attorney; (iii) by the signature of two attorneys-in-fact, according to the powers in the respective power of attorney; (iv) by the signature of one attorney-in-fact, according to the powers in the respective power of attorney, in this case exclusively for the practice of specific acts.

Sole paragraph – The powers of attorney will be granted with a determined term, and will specify the powers granted; only the powers of attorney for the forum in general shall have an undetermined term.

CHAPTER VII

FISCAL COUNCIL

ARTICLE 19 – The company shall have a permanent fiscal council, with the competences and duties provided for by the law.

ARTICLE 20 – The fiscal council shall be composed of at least three (3) and at most five (5) sitting members, and the same number of deputies, annually elected by the shareholders’ general meeting. Reelection is allowed.

Sole paragraph – In the event of vacancy or impediment of the sitting member, the respective deputy will assume.

ARTICLE 21 – The fiscal council will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by any of its member or by the executive board, drawing up the minutes in the company’s records.

CHAPTER VIII

COMMON RULES TO THE STATUROTY BODIES

Investiture, Impediments and Prohibitions

ARTICLE 22 – The members of the statuary bodies shall prove, by means of presentation of their resume to the CODEC, that they have professional, technical or administrative capacity, experience compatible with the position, moral credibility and immaculate reputation.

Sole paragraph – The provisions in this article are only applied to the members elected by the controlling shareholder.

ARTICLE 23 – The members of the statutory bodies will be invested in their positions upon the execution of the instrument of investiture drawn up in the respective book of minutes, and of the respective Instrument of Consent, according to the model set forth in the Novo Mercado Rules, as well as the compliance with the applicable legal requirements.

Paragraph 1 – The instrument of investiture shall be signed in within thirty (30) days following the election, under penalty of its inefficiency, except for a justification accepted by the body for which the member has been elected, and shall contain the indication of at least one domicile to receive notifications and summons of administrative and judicial procedures, related to acts of his management, and the change of the domicile indicated is allowed only by means of a written communication.

Paragraph 2 – The investiture will be subject to the presentation of the declaration of assets and values, as provided for in the state legislation, which shall be annually updated and at the end of the term of office.

ARTICLE 24 – Except in the assumption of resignation or dismissal, the term of office of the members of the statutory bodies is considered automatically postponed, until the investiture of the respective replacements.

Compensation and Licenses

ARTICLE 25 – The compensation of the members of the statutory bodies shall be established by the general meeting and there shall not be accumulation of earnings or any advantages due to the replacements occurring by virtue of vacancy, absences or temporary impediments, pursuant to these bylaws.

Sole paragraph – It is allowed to the officer, who on the date of the investiture belongs to the company’s staff, to opt for the respective salary.

ARTICLE 26 – The officers may request to the board of directors removal by unpaid leave, as long as for a term not longer than three (3) months, which shall be recorded in minutes.

CHAPTER IX

FISCAL YEAR AND FINANCIAL STATEMENTS

PROFITS, RESERVES AND DIVIDEND DISTRIBUTION

ARTICLE 27 – The fiscal year shall match the calendar year, and after the closing of the fiscal year, the executive board shall require the preparation of the financial statements, pursuant to the law.

ARTICLE 28 – Common shares shall be entitled to the minimum mandatory dividends of twenty-five percent (25%) of the fiscal year’s net income, after the deductions established or authorized by law.

Paragraph 1 – Dividends may be paid by the company as interest on equity.

Paragraph 2 – The company may draw interim balance sheets, quarterly, for purposes of payment of dividends or payment of interest on equity.

Paragraph 3 – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company.

Paragraph 4 – The board of directors may propose to the general meeting that the remaining balance of the income for the year, after the deduction of the legal reserve and of the minimum mandatory dividend, is destined to the creation of an investment reserve, which will comply with the following principles:

             I.        its balance, jointly with the balance of the other profit reserves, except the reserves for contingencies and of unrealized profits, may not exceed the capital stock;

           II.        the reserve has as purpose to ensure the investment plan and its balance may be used:

a)      in the absorption of losses, whenever necessary;

b)     in the payment of dividends, at any moment;

c)      in the operations of redemption, reimbursement or purchase of shares, authorized by law;

d)     in the incorporation to the capital stock.

CHAPTER X

WINDING UP

ARTICLE 29 – The company shall enter into liquidation in the cases provided for by law, and the Shareholders’ general meeting shall be responsible, as the case may be, for determining the means of liquidation and appointing the liquidator, fixing his/her remuneration.

CHAPTER XI

DEFENSE MECHANISM

ARTICLE 30 - The company shall ensure the members of its statutory bodies, through external legal counsel, the technical defense in legal and administrative lawsuits proposed during or after their respective terms of office, for acts related to the performance of their duties.

Paragraph 1 – The same protection is extended to the company`s employees, representatives and proxies who have acted to the extent of the powers conferred upon them, pursuant to Article 19 of these Bylaws.

Paragraph 2 – The company shall keep a permanent contract with one or more preeminent reputed law firms, or have preapproved law firms, with the purpose of being ready to undertake, at any time, the technical defense of the agents encompassed by this article.

Paragraph 3 – The contracting shall seek to ensure that the technical defense is continued by the same law firm that started the defense of an agent until the end of said proceeding, unless the agent elects another law firm that shall be hired by company for the same purpose.

Paragraph 4 – If, by any reason, no preapproved or hired law firm has been hired by the company, the agent may hire a legal counsel he trusts and have the legal fees or any other expenses incurrent in his technical defense paid to him in advance or reimbursed by the company, after presenting evidence that such expenses have been or will be incurred, provided that the amounts involved have been approved by the Board of Directors as to their reasonableness.

Paragraph 5 – The company shall ensure the technical defense as well as access in real time to all required documentation for this effect. It shall also bear all legal costs, charges of any nature, administrative expenses and court deposits.

Paragraph 6 - Agents found guilty or held liable, with a final and unappealable decision, shall be obliged to reimburse the company for the amounts effectively disbursed, except when it is evidenced that they acted in good faith and in pursue of corporate interest.

Paragraph 7 – The company may contract insurance on behalf of the members of its statutory bodies, as well as of its employees, representatives and proxies, for covering liabilities arising from the performance of their duties.

CHAPTER XII

AUDIT COMMITTEE

ARTICLE 31 - The Company shall have an Audit Committee composed of three Board of Directors’ Members, with a term of office of at most ten (10) years and who shall cumulatively comply with the requirements of (i) independence, (ii) technical expertise, and (iii) availability of time.

Paragraph 1 – All members of the Audit Committee shall comply with the Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration.

Paragraph 2 - All members of the Audit Committee shall have sufficient technical knowledge in accounting and financial matters, being advisable that at least one member has also good knowledge of the internationally-accepted accounting standards, besides having experience in analysis, preparation and evaluation of financial statements and having knowledge of internal controls and policies for disclosing information to the market.

Paragraph 3 – The minimum availability required from each member of the Audit Committee shall correspond to thirty (30) hours per month.

ARTICLE 32 - The Audit Committee’s members may be designated simultaneously with their appointment to the Board of Directors, or by later resolution of the Board of Directors itself.

Sole paragraph – The Audit Committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s Member, or until otherwise resolved by the Shareholders’ General Meeting or the Board of Directors itself.

ARTICLE 33 - It shall fall to the Audit Committee:

             I.        to evaluate the guidelines of the hiring process of an independent audit company, as well as other conditions for service provision, recommending the hiring to the board of directors;

           II.        to justifiably propose the replacement of the independent audit company;

          III.       to express prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audit typical activities;

          IV.        to express its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the Executive Board the measures that it deems appropriate;

            V.        to deal directly with the internal audit department and the independent auditors, following up on the respective work, together with the Economic-Financial and Investor Relations Office;

          VI.        to analyze the internal audit’s and the independent auditors’ reports before they are submitted to the Board of Directors;

         VII.       to see that the material resources made available to the internal audit are adequate;

       VIII.       to follow up on the preparation of the quarterly, interim and annual financial statements, seeking to ensure their integrity and quality, informing the board of directors when necessary;

       IX.       to constantly evaluate the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary;

            X.         to follow up on Company’s compliance activities;

          XI.         to request the hiring of specialized services to support the Audit Committee’s activities, whose remuneration shall be supported by the Company, within its annual approved budget;

         XII.        to receive and handle denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit.

Paragraph 1 – Resolutions of the Audit Committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers.

Paragraph 2 – Reports made by the internal audit department and by the independent audit company shall always be simultaneously submitted to the Executive Board and the Audit Committee’s members.

ARTICLE 34 – The Audit Committee shall draft its Internal Regulations, and submit them to Board of Directors’ approval.

Sole paragraph – The Internal Regulations may expand the powers of the Audit Committee, and shall also provide for the holding of periodic meetings, the form of registration of its opinions and resolutions, in addition to other issues deemed appropriate to the good development the work.

ARTICLE 35 - The remuneration of the Audit Committee’s members shall be differentiated from that of the other Board of Directors’ Members, by virtue of their greater dedication and responsibilities undertaken.

ARTICLE 36 - The Audit Committee shall have its own annual budget approved by the Board of Directors.

Sole paragraph - The Executive Board shall promptly make available the financial resources requested by the Audit Committee for the performance of its duties, within the limit of the approved budget.

CHAPTER XIII

REGULATORY AFFAIRS COMMITTEE

ARTICLE 37 – The Regulatory Affairs Committee is a joint committee composed of the chief executive officer and (1) chief financial officer and investor relations officer (2) metropolitan officer and (3) regional system officer, in charge of defining the guidelines, strategies and regulation recommendations for the Company and coordinating the works of the Regulatory Affairs Department, except for the Board of Directors’ authority.

Paragraph 1 – The CEO shall preside over the Committee and propose its charter to be approved by the joint committee.

Paragraph 2 – The Head of Regulation shall be the executive secretary of the Committee who shall attend the Committee’s meetings.

Paragraph 3 – This body’s resolutions shall have a binding effect, and it shall be incumbent upon the executive boards to implement them within the scope of their authority.

Paragraph 4 - the executive board not composing the joint committee shall be previously consulted about the issues involving activities under its responsibility.

ARTICLE 38 – The Regulatory Affairs Committee shall hold ordinary meetings, at least, monthly and extraordinarily, when summoned by any of its members.

CHAPTER XIV

ARBITRATION

ARTICLE 39 - The Company, its shareholders, Managers and the members of the Fiscal Council undertake to submit to arbitration, before the Market Arbitration Panel, any and all dispute or controversy that may arise between them, related to or caused by, particularly, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários (“CVM”), as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Novo Mercado Listing Rules, Sanctions Regulations and Novo Mercado Listing Agreement.

CHAPTER XV

CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTRATION

ARTICLE 40 - The disposition of the share control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the suspensive or resolutory condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares held by the other shareholders of the Company, subject to the terms and conditions provided for by the legislation in force and in the Novo Mercado Rules, so as to ensure them equal treatment as compared to the Controlling Shareholder.

Paragraph 1 – The Company shall not register any shares transfer to the acquirer of the control, or to that (those) that may hold the control, while he/she(they) do(es) not execute the relevant Statement of Consent of Controlling Shareholder, referred to by Novo Mercado Rules.

Paragraph 2 – No shareholders’ agreement providing for the exercise of Power of Control can be registered at the Company’s headquarters while its signatories do not sign the Statement of Consent of Controlling Shareholders referred to by Novo Mercado Rules.

ARTICLE 41 - The public offer referred to in the previous article shall also take place in the following cases:

I.        onerous assignment of shares’ subscription rights and of other titles or rights in connection with securities convertible into shares, that results in the disposition of the Company’s control; and

II.       disposition of the control of a company that controls the Company, provided that in that event the Seller Controlling Shareholder shall disclose to BM&FBOVESPA the value ascribed to the Company for such disposition and attach the documents that evidence its value.

ARTICLE 42 - The shareholder that acquires the control by virtue of a private share purchase agreement entered into with the controlling shareholder, regardless of the number of shares purchased, shall:

             I.        make the public offer as provided for in Article 41 herein; and

           II.        pay, pursuant to the terms below, the amount related to the difference between the IPO price and the price per share occasionally acquired in a stock exchange within the six (6) month period before the date of the purchase of the Company’s control,  monetarily adjusted until the payment date.

Sole paragraph – Said amount shall be distributed among all persons who sold the Company’s shares at trading sessions where the Acquirer made the acquisitions, proportionally to the daily selling net balance of each one, and BM&FBOVESPA shall operate the distribution, pursuant to its rules.

ARTICLE 43 - Without prejudice to the legal and bylaws’ provisions, the cancellation of Company’s registration as a publicly-held company shall be preceded by a shares’ public offer, to be made by the shareholder that holds the Control or by the company, whose minimum price must be the economic value assessed in an appraisal report prepared pursuant to the following Article, in compliance with legal and applicable rules.

ARTICLE 44 - The appraisal report referred to in the previous article shall be prepared by an expert company or institution with proven background and independent as far as Company’s decision power, its managers and/or controlling parties are concerned, besides meeting the requirements of paragraph 1 of article 8 of Law n. 6,404/76 and it shall include the liability provided for in paragraph 6 of the same article of the Law.

Paragraph 1 – The choice of the expert institution or company in charge of the assessment of company’s economic value shall fall to the Shareholders General Meeting upon the submission of a list of three companies by the Board of Directors, provided that the respective resolution shall be made by absolute majority of votes of the outstanding shares, cast in the Shareholders’ General Meeting that makes the resolution on such matter, the blank votes being excluded.

Paragraph 2 – Without prejudice to the previous paragraph, in case the Shareholder’s General Meeting is instituted in first call, the attendance of the shareholders representing at least twenty per cent (20%) of the total of the outstanding shares is required. If instituted in second call, no minimum of shareholders representing outstanding shares is required.

Paragraph 3 – The costs of preparation of the appraisal reports shall be fully borne by the Offeror.

CHAPTER XVI

EXIT FROM THE NOVO MERCADO

ARTICLE 45 - The Company’s delisting from the Novo Mercado shall be approved in a Shareholder’s General Meeting, except if the delisting is due to the cancellation of the publicly-held company’s registration, and this resolution shall specify if delisting occurs:

                I.        because its securities will be registered for trade outside the Novo Mercado; or

             II.        due to corporate restructuring in which the company resulting from this restructuring does not have its securities accepted for trading at the Novo Mercadowithin one hundred and twenty (120) days as of the date of the General Meeting that approved said operation.

Paragraph 1 - The company’s delisting from Novo Mercado shall be informed to BM&FBOVESPA in writing, at least, thirty (30) days in advance.

Paragraph 2 – The Controlling Shareholder shall make a public offer for the acquisition of shares owned by the other Company’s shareholders, for at least the respective economic value, to be assessed pursuant to the provisions of article 41, in compliance with legal and applicable rules.

Paragraph 3 – In the assumption there is no controlling shareholder, the shareholders’ general meeting to resolve on the company's delisting from Novo Mercado shall define that (those) liable for conducting the public offer for the acquisition of shares, who in attendance of the meeting shall expressly assume the responsibility of conducting the offer.

Paragraph 4 – If those liable for conducting the public offer for the acquisition of shares are not defined, in the event of corporate restructuring, the shareholders who favorably voted on the corporate restructuring shall conduct said offering.

Paragraph 5 - The news on the public offer shall be informed to BM&FBOVESPA and disclosed to the market immediately after the Shareholder’s General Meeting that has approved the referred exit or reorganization.

Article 46 - The Company’s delisting from Novo Mercado due to the failure to comply with the Novo Mercado Rules depends on the materialization of the public offer for the acquisition of shares, at least, by the shares Economic Value to be verified in valuation report referred to by Article 45 hereof, observing the legal and applicable rules.

Paragraph 1 – The controlling shareholder shall conduct the public offer for the acquisition of shares set forth in the caput of this article.

Paragraph 2 – In the event there is no Controlling Shareholder and the Company’s delisting from Novo Mercado referred to in the caput derives from resolution at the General Meeting, shareholders who voted favorably on said resolution that implied the respective non-compliance shall conduct the public offer provided for in the caput.

Paragraph 3 - In the event there is no Controlling Shareholder and the Company’s delisting from Novo Mercado referred to in the caput derives from act or fact of the Management, the Company’s Management shall call for a Shareholders’ General Meeting whose agenda shall resolve on how to remedy the failure to comply with Novo Mercado Rules, or where applicable, resolve on the Company’s delisting from the Novo Mercado.

Paragraph 4 - In the event the General Meeting mentioned in Paragraph 3 above resolves on the Company’s delisting from Novo Mercado, said General Meeting shall define that(those) in charge of conducting the public offer provided for in the caput, who in attendance of the meeting, shall expressly undertake the responsibility for conducting said offering.

CHAPTER XVII

MISCELLANEOUS

ARTICLE 47 – Until April 30 of each year, the Company will publish its table of positions and functions, filled and vacant, related to the previous year, in compliance with the provisions in paragraph 5, of article 115, of the State Constitution.

ARTICLE 48 – The Company may sponsor private pension plans, under the defined contribution scheme, to employees, being it incumbent upon the Board of Directors to resolve on the conditions set forth in the respective regulations, as well as on the percentage of contribution of the sponsor, regular and extraordinary, pursuant to the governing laws.

Sole Paragraph – The Company may remain as sponsor of the private pension plan under the defined benefit scheme, which is under extinguishment phase, forbidding the entry of new participants, as well as the increase of respective benefits.

ARTICLE 49 – In view of the provisions in Article 101 of the São Paulo State Constitution, regulated by State Decree 56,677 of January 19, 2011, the engagement of attorney liable for heading the Company's legal services shall be subject to the approval of the person appointed by the State Attorney General, observing objective qualification, expertise and professional experience criteria.

ARTICLE 50 – The Company shall allow the direct dialogue of its attorneys with the State Attorney General or another State Attorney appointed thereby, aiming at ensuring a continued and coordinated performance, observing the limits set forth in Article 101 of the State Constitution, in compliance with the duties and prerogatives inherent to his professional activity.

ARTICLE 51 – The election of persons that meet the ineligibility criteria established by the federal legislation is forbidden.

Paragraph 1 – The prohibition in the caput of this article is extended to appointments to commissions and designations for positions of trust.

Paragraph 2 – The Company will comply with article 111-A of the Constitution of the State of São Paulo and the rules in State Decrees 57,970, of April 12, 2012, and 58,076, of May 25, 2012, as well as any future amendments.

ARTICLE 52 – The investiture of members of statutory bodies and the admission of employees by the Company are subject to the submission of a statement of the assets that make up their personal wealth.

Paragraph 1 – The statement mentioned in the caput of this article must be updated on an annual basis, as well as at the moment the public agent leaves the Company.

Paragraph 2 – The Company will comply article 13 of Federal Law 8,429, of June 2, 1992, and State Decree 41, 865, of June 16, 1997, as well as any future amendments.

ARTICLE 53 – The Company will comply with Binding Precedent 13 and State Decree 54,376, of May 26, 2009, as well as any future amendments.

The drawing up of these minutes in summary format and its publication without the signatures of the attending Shareholders, in compliance with Article 130, paragraphs 1 and 2 of Law 6,404/76.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Annual and Extraordinary Shareholders’ Meeting was adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretaries of the Meeting and the attending shareholders, who comprise the quorum necessary for the resolutions taken.

DOCUMENTS FILED. The proxies of the shareholder representatives listed below, accompanied with their voting records, will be filed at the Company’s headquarters, duly initialed by the secretaries, and all documents mentioned.

São Paulo, April 29, 2016.

Presiding Board:

JERÔNIMO ANTUNES Chairman	MARIALVE S. MARTINS Secretary
Attending Shareholders
VINICIUS TELES SANCHES (representing the shareholder Secretaria da Fazenda do Estado)	RAPHAEL RODRIGUES CARVALHO (representing the shareholder The Bank Of New York Mellon ADR Department)
MARCIA REGINA GONÇALVES MELLO (representing the shareholders, Itaú Unibanco S.A.) AMUNDI FUNDS PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO	MARCIA REGINA GONÇALVES MELLO (representing the shareholders, HSBC CTVM S.A.) FIRST STATE GLOBAL UMBRELLA FUND PLC RE FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

MARCIA REGINA GONÇALVES MELLO

(representing the shareholders, J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND

FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EMERGING MARKETS EQUITIES FUND

FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

MISSOURI EDUCATION PENSION TRUST

OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

STATE OF NEW MEXICO STATE INVESTMENT COUNCIL

TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

VANGUARD INVESTMENT SERIES, PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

MARCIA REGINA GONÇALVES MELLO

(representing the shareholders, CLARITAS ADMINISTRAÇÃO DE RECURSOS LTDA.)

AMSP PREVIDÊNCIA FIM

WM ALOCAÇÃO PREVIDEÊNCIA FIM CP

PORTFOLIO BRAZIL LLC

BRAZIL PRIVATE EQUITY INV LLC

CELOS CLARITAS VALOR FIA

CLARITAS VALOR FIA

CLARITAS AÇÕES FIA

UNIMED RV 15 FIM

UNIMED RV 20 FIM

CLARITAS LONG SHORT MASTER FIM

CLARITAS PRIVATE LONG SHORT FIM

MARCIA REGINA GONÇALVES MELLO (representing the shareholders, Citibank N.A)

ACADIAN EMERGING MARKETS EQUITY FUND

ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST

AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST

AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST

ARIZONA PSPRS TRUST

ARKANSAS TEACHER RETIREMENT SYSTEM

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II

ASCENSION HEALTH MASTER PENSION TRUST

AT&T UNION WELFARE BENEFIT TRUST

BELL ATLANTIC MASTER TRUST

BELLSOUTH CORPORATION RFA VEBA TRUST

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.

BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA

BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST

BRANDES CANADA INTERNATIONAL EQUITY UNIT TRUST

BRANDES GLOBAL EQUITY INCOME FUND

BRANDES GLOBAL OPPORTUNITIES VALUE FUND

BRANDES INSTITUTIONAL INTERNATIONAL EQUITY FUND

BRANDES INTERNATIONAL SMALL CAP EQUITY FUND

BRANDES INVESTMENT TRUST - BRANDES INSTITUTIONAL EMERGING MARKETS FUND

BRUNEI INVESTMENT AGENCY

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CC&L Q GLOBAL EQUITY FUND

CC&L Q GROUP GLOBAL EQUITY FUND

CELANESE AMERICAS RETIREMENT PENSION PLAN

CF DV EMERGING MARKETS STOCK INDEX FUND

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

COLLEGE RETIREMENT EQUITIES FUND

COMMONWEALTH SUPERANNUATION CORPORATION

DESJARDINS GLOBAL INFRASTRUCTURE FUND

DETROIT EDISON QUALIFIED NUCLEAR DECOMMISSIONING TRUST

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF

DIGNITY HEALTH RETIREMENT PLAN TRUST

DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND

DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST

DTE VEBA MASTER TRUST

EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND

ELECTRICAL WORKERS LOCAL NO.26 PENSION TRUST FUND

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY INDEX PLUS FUND

EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND

EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND

FIRST STATE INVESTMENTS ICVC - FIRST STATE GLOBAL LISTED INFRASTRUCTURE FUND

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF

FIRST TRUST LATIN AMERICA ALPHADEX FUND

FLORIDA RETIREMENT SYSTEM TRUST FUND

FUTURE FUND BOARD OF GUARDIANS

GARD COMMON CONTRACTUAL FUND

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GMAM GROUP PENSION TRUST II

GMAM GROUP PENSION TRUST III

GMAM INVESTMENT FUNDS TRUST

HARTFORD EMERGING MARKETS EQUITY FUND

HARTFORD LONG/SHORT GLOBAL EQUITY FUND

IBM 401(K) PLUS PLAN

IBM DIVERSIFIED GLOBAL EQUITY FUND

ILLINOIS STATE BOARD OF INVESTMENT

IMPERIAL EMERGING ECONOMIES POOL

INTERNATIONAL PAPER COMPANY COMMINGLED INVESTMENT GROUP TRUST

ISHARES III PUBLIC LIMITED COMPANY

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI BRAZIL CAPPED ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

IVY EMERGING MARKETS EQUITY FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND

JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

KAISER FOUNDATION HOSPITALS

KAISER PERMANENTE GROUP TRUST

KAISER PERMANENTE GROUP TRUST

LACM EMERGING MARKETS FUND L.P.

LACM EMII, L.P.

LACM GLOBAL EQUITY FUND L.P.

LAY EMPLOYEES RETIREMENT PLAN OF THE ARCHDIOCESE OF PHILADELPHIA

LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST

LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO

LAZARD INTERNATIONAL STRATEGIC EQUITY PORTFOLIO

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

LEGG MASON GLOBAL FUNDS PLC

MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND

MERCER QIF FUND PLC

MGI FUNDS PLC

MICROSOFT GLOBAL FINANCE

MINISTRY OF STRATEGY AND FINANCE

MONTANA BOARD OF INVESTMENTS

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NAV CANADA PENSION PLAN

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NORGES BANK

NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING

NORTHERN TRUST INVESTMENT FUNDS PLC

NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING

NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING

NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST

NUVEEN TRADEWINDS EMERGING MARKETS FUND

OCEANROCK INTERNATIONAL EQUITY FUND

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

PENSION FUND OF THE CHRISTIAN CHURCH (DISCIPLES OF CHRIST)

PICTET - EMERGING MARKETS INDEX

PICTET - WATER

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

POWERSHARES GLOBAL WATER PORTFOLIO

PRINCIPAL FUNDS, INC. - INTERNATIONAL EMERGING MARKETS FUND

PRINCIPAL GLOBAL INVESTORS FUNDS

PRINCIPAL LIFE INSURANCE COMPANY

PRINCIPAL VARIABLE CONTRACTS FUNDS INC - INTERNATIONAL EMERGING MARKETS ACCOUNT

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PS INTL LATAM LLC

PS LATIN AMERICA LLC

PS OPPS LATAM LLC

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

PYRAMIS GLOBAL EX U.S. INDEX FUND LP

PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS

PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST

PZENA EMERGING MARKETS FOCUSED VALUE FUND

PZENA VALUE GROUP TRUST

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

RAYTHEON COMPANY MASTER TRUST

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND

SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS

SPDR S&P EMERGING MARKETS ETF

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND

STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA ENHANCED EMERGING MARKETS EQUITY FUND

STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND

STICHTING PENSIOENFONDS HORECA & CATERING

SUNSUPER POOLED SUPERANNUATION TRUST

SUNSUPER SUPERANNUATION FUND

TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS' RETIREMENT ALLOWANCES FUND

TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

THE ARCHDIOCESE OF HARTFORD INVESTMENT TRUST

THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND RETIREMENT FUND

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD ROMAN CATHOLIC DIOCESAN CORPORATION RETIREMENT PLANS MASTER TRUST

THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING MARKETS SMID FUND

THE HIGHCLERE INTERNATIONAL INVESTORS SMID FUND

THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL GLOBAL ENVIRONMENT TECHNOLOGY FUND

THE MONETARY AUTHORITY OF SINGAPORE

THE NATURE CONSERVANCY

THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND

THE NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

TIME WARNER CABLE PENSION PLAN MASTER TRUST

TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND

TWO ROADS SHARED TRUST - CONDUCTOR GLOBAL EQUITY VALUE FUND

UAW RETIREE MEDICAL BENEFITS TRUST

UAW RETIREE MEDICAL BENEFITS TRUST

UAW RETIREE MEDICAL BENEFITS TRUST

UNIVERSITY OF WASHINGTON

UPS GROUP TRUST

USAA EMERGING MARKETS FUND

UTAH STATE RETIREMENT SYSTEMS

VANGUARD EMERGING MARKETS SELECT STOCK FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INTERNATIONAL VALUE FUND

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

VICTORIAN SUPERANNUATION FUND

VOYA EMERGING MARKETS INDEX PORTFOLIO

WASHINGTON STATE INVESTMENT BOARD

WASHINGTON STATE INVESTMENT BOARD

WELLINGTON MANAGEMENT PORTFOLIOS (CANADA) GLOBAL PERSPECTIVES PORTFOLIO

WEST VIRGINIA INVESTMENT MANAGEMENT BOARD

WILSHIRE MUTUAL FUNDS, INC.-WILSHIRE INTERNATIONAL EQUITY FUND

WSIB INVESTMENT (PUBLIC EQUITIES) POOLED FUND TRUST

WYOMING RETIREMENT SYSTEM

XEROX CORPORATION RETIREMENT & SAVINGS PLAN

MASSAO FABIO OYA (shareholder and representing the shareholder JORGE MICHEL LEPELTIER)

KATHERINE PRADO PIRES

(representing the shareholder, SPX Equities Gestão de Recursos Ltda.)

SPX NIMITZ MASTER FIM

SPX RAPTOR MASTER FI EXT MM CP

SPX PATRIOT MASTER FIA

SPX FALCON MASTER FIA

SPX APACHE NASTER FIA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 17, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.